Exhibit 12.1

Ratio of Earnings to Fixed Charges

	Year ended December 31,		Nine months ended September 30, 2004
	2002	2003
Earnings:
Income (loss) before equity in loss of affiliated companies, income taxes, and cumulative effect of change in accounting principle	$294.6	$(875.6)	$(1,303.4)
Fixed charges	229.5	223.5	170.7

Total earnings	$524.1	$(652.1)	$(1,132.7)

Fixed Charges:
Interest expense including amortization of debt costs	$49.5	$33.1	$18.3
Interest element of rentals	180.0	190.4	152.4

Total fixed charges	$229.5	$223.5	$170.7

Ratio of earnings to fixed charges	2.3	*	*

*	Earnings were insufficient to cover fixed charges by $1,303.4 million for the nine months ended September 30, 2004 and $875.6 million for the year ended December 31, 2003. As a result of such deficiencies, the ratios are not presented above.